The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated April 21, 2021

Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 2-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated April , 2021 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC
Structured Investments	$ Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar due May 10, 2022 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek exposure to the performance of an equally weighted basket of ten currencies relative to the U.S. dollar, as increased by the Basket Adjustment Factor, and who believe that the basket of currencies will appreciate relative to the U.S. dollar from the Pricing Date to the Observation Date. Assuming a Basket Adjustment Factor of 106.15%, due to the embedded cap on each Reference Currency Return of approximately 100% described below, the return on the notes at maturity is effectively capped at approximately 112.30%.
•	Investors should be willing to forgo interest payments and, assuming a Basket Adjustment Factor of 106.15%, if the Basket declines by more than approximately 5.79369%, be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Basket:	An equally weighted basket of ten currencies (each, a “Reference Currency” and together, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to the U.S. dollar (the “Base Currency”)
Reference Currencies:	The following table sets forth the Reference Currencies and the Starting Spot Rate† and the Reference Currency Weight for each Reference Currency:
Reference Currency	Starting Spot Rate††	Reference Currency Weight
Indian rupee (INR) †		10%
Indonesian rupiah (IDR) †		10%
Russian ruble (RUB) †		10%
Turkish lira (TRY) †		10%
Offshore Chinese renminbi (CNH) †		10%
Philippine peso (PHP) †		10%
Colombian peso (COP) †		10%
Brazilian real (BRL) †		10%
Singapore dollar (SGD) †		10%
New Taiwan dollar (TWD) †		10%

† The Starting Spot Rate is expressed as a number of units of the applicable Reference Currency per one U.S. dollar.

†† The Starting Spot Rate of each Reference Currency will be provided in the pricing supplement and will be the Spot Rate of that Reference Currency on the Pricing Date, determined as specified under “Additional Key Terms — Spot Rate” below.

Payment at Maturity:

Payment at maturity will reflect the performance of the Basket, subject to the Basket Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$1,000 × (1 + Basket Return) × Basket Adjustment Factor

In no event, however, will the payment at maturity be less than $0.

Assuming a Basket Adjustment Factor of 106.15%, you will lose some or all of your principal amount at maturity if the Basket Return reflects a decline in the closing level of the Basket of more than approximately 5.79369%. For more information on how the Basket Adjustment Factor can impact your payment at maturity, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?” in this pricing supplement.

The Reference Currency Return formula used to calculate the Basket Return effectively limits the contribution of each Reference Currency to an approximately 100% return but does not limit any negative contribution of any Reference Currency. Accordingly, assuming a Basket Adjustment Factor of 106.15%, due to the embedded cap on each Reference Currency Return, the return on the notes at maturity is effectively capped at approximately 112.30%

See “Additional Key Terms — Reference Currency Return,” “How Does the Reference Currency Return Formula Work?”, “Selected Risk Considerations — Risks Relating to the Notes Generally — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.

Basket Adjustment Factor:	At least 106.15%. The actual Basket Adjustment Factor will be provided in the pricing supplement and will not be less than 106.15%.
Pricing Date:	On or about April 22, 2021
Original Issue Date:	On or about April 27, 2021 (Settlement Date)
Observation Date*:	May 5, 2022
Maturity Date*:	May 10, 2022
CUSIP:	48130UVX0
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $7.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $981.80 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $977.50 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021465/crt_dp139320-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

•	BASKET RETURN — The Basket Return reflects the performance of the Basket from the Starting Basket Level to the Ending Basket Level and is calculated as follows:

Ending Basket Level – Starting Basket Level

Starting Basket Level

•	STARTING BASKET LEVEL — The Starting Basket Level is set equal to 100 on the Pricing Date.
•	ENDING BASKET LEVEL — The Ending Basket Level is the closing level of the Basket on the Observation Date.
•	CLOSING LEVEL OF THE BASKET — The closing level of the Basket on the Observation Date will be calculated as follows:

100 × [1 + (INR Return × 10%) + (IDR Return × 10%) + (RUB Return × 10%) + (TRY Return × 10%) + (CNH Return × 10%) + (PHP Return × 10%) + (COP Return × 10%) + (BRL Return × 10%) + (SGD Return × 10%) + (TWD Return × 10%)]

The INR Return, IDR Return, RUB Return, TRY Return, CNH Return, PHP Return, COP Return, BRL Return, SGD Return and TWD Return are the Reference Currency Returns of the Indian rupee, the Indonesian rupiah, the Russian ruble, the Turkish lira, the offshore Chinese renminbi, the Philippine peso, the Colombian peso, the Brazilian real, the Singapore dollar and the New Taiwan dollar, respectively, on the Observation Date.

•	REFERENCE CURRENCY RETURN — The Reference Currency Return with respect to each Reference Currency reflects the performance of that Reference Currency relative to the U.S. dollar from its Starting Spot Rate to its Ending Spot Rate. With respect to each Reference Currency, the Reference Currency Return is calculated as follows:

Starting Spot Rate – Ending Spot Rate

Starting Spot Rate

This formula effectively limits the contribution of each Reference Currency to an approximately 100% return but do not limit any negative contribution of any Reference Currency.

See “How Does the Reference Currency Return Formula Work?”, “Selected Risk Considerations — Risks Relating to the Notes Generally — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.

•	ENDING SPOT RATE — The Ending Spot Rate with respect to a Reference Currency is the Spot Rate of that Reference Currency on the Observation Date.
•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Reference Currency, means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York, the principal financial center for the applicable Reference Currency (with respect to the Indian rupee, Mumbai, India; with respect to the Indonesian rupiah, Jakarta, Indonesia; with respect to the Russian ruble, Moscow, Russia; with respect to the Turkish lira,

JPMorgan Structured Investments —	PS-1
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

Istanbul, Turkey; with respect to the offshore Chinese renminbi, Hong Kong; with respect to the Philippine peso, Manila, Philippines; with respect to the Colombian peso, Bogotá, Colombia; with respect to the Brazilian real, São Paulo, Brazil; with respect to the Singapore dollar, Singapore; and with respect to the New Taiwan dollar, Taipei, Taiwan) and (b) banking institutions in the City of New York and that principal financial center for that Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

•	SPOT RATE — With respect to each Reference Currency, the Spot Rate on any relevant day is expressed as a number of units of the applicable Reference Currency per one U.S. dollar as reported by Refinitiv Ltd. (“Refinitiv”) on the page set forth in the table below (or any successor page) at the applicable time set forth in the table below.
Reference Currency	Refinitiv Page and Applicable Time
Indian rupee (INR)	USDINRREF =FBIL, at approximately 1:30 p.m., Calcutta time on the relevant day
Indonesian rupiah (IDR)	JISDOR=, at approximately 10:00 a.m. Jakarta time on the relevant day
Russian ruble (RUB)	USDFIXME=RTS, at approximately 12:30 p.m. Moscow time on the relevant day
Turkish lira (TRY)	WMRSPOT07, at approximately 4:00 p.m., Greenwich Mean Time on the relevant day
Offshore Chinese renminbi (CNH)	WMRSPOT14, at approximately 4:00 p.m., Greenwich Mean Time on the relevant day
Philippine peso (PHP)	PHPFIX=BAPH, at approximately 11:30 a.m. Manila time on the relevant day
Colombian peso (COP)	COTCRM=RR, as fixed at approximately 6:00 p.m., Bogota time on the relevant day and published on that page on the business day immediately following the relevant day
Brazilian real (BRL)	BRLPTAX=CBBR (ask rate), at approximately 1:15 pm Sao Paolo time on the relevant day
Singapore dollar (SGD)	WMRSPOT13, at approximately 4:00 p.m., Greenwich Mean Time on the relevant day
New Taiwan dollar (TWD)	TWDFIX=TPFI, at approximately 11:00 a.m. Taipei time on the relevant day

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

With respect to each Reference Currency, the Spot Rate is expressed as a number of units of the applicable Reference Currency per one U.S. dollar.

•	As a result, a decrease in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the applicable Reference Currency has appreciated / strengthened relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate. This means that one unit of the applicable Reference Currency could purchase more U.S. dollars on the Observation Date than it could on the Pricing Date. Viewed another way, it would take fewer units of the applicable Reference Currency to purchase one U.S. dollar on the Observation Date than it did on the Pricing Date.
•	Conversely, an increase in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the applicable Reference Currency has depreciated / weakened relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate. This means that it would take more units of the applicable Reference Currency to purchase one U.S. dollar on the Observation Date than it did on the Pricing Date. Viewed another way, one unit of the applicable Reference Currency could purchase fewer U.S. dollars on the Observation Date than it could on the Pricing Date.

How Does the Reference Currency Return Formula Work?

Each Reference Currency Return reflects the return of the applicable Reference Currency relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Additional Key Terms — Reference Currency Return.” While each Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Additional Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of a Reference Currency relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of a Reference Currency relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollar into that Reference Currency at the Starting Spot Rate on the Pricing Date and then, on the Observation Date, converting back into U.S. dollar at the applicable Ending Spot Rate. In this pricing supplement, we refer to the return of a Reference Currency relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Reference Currency Return formula, any appreciation of a Reference Currency relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of a

JPMorgan Structured Investments —	PS-2
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

Reference Currency relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return increases, and the magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected conversion returns.

The following examples assume a Starting Spot Rate of 109 for the Indian rupee relative to the U.S. dollar.

•	Example 1: The Indian rupee strengthens from the Starting Spot Rate of 75 to the Ending Spot Rate of 67.50.

The Reference Currency Return is equal to 10.00%, calculated as follows:

(75 – 67.50) / 75 = 10.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, the return would be 11.11%.

•	Example 2: The Indian rupee strengthens from the Starting Spot Rate of 75 to the Ending Spot Rate of 0.75.

The Reference Currency Return is equal to 99.00%, which demonstrates the effective cap of approximately 100% on the Reference Currency Return, calculated as follows:

(75 – 0.75) / 75 = 99.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, which would not be subject to the effective cap of approximately 100%, the return would be 9,900.00%.

As Examples 1 and 2 above demonstrate, the diminishing effect on any appreciation of a Reference Currency relative to the Base Currency increases as the applicable Reference Currency Return increases.

•	Example 3: The Indian rupee weakens from the Starting Spot Rate of 75 to the Ending Spot Rate of 82.50.

The Reference Currency Return is equal to -10.00%, calculated as follows:

(75 – 82.50) / 75 = -10.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, the return would be
-9.09%.

•	Example 4: The Indian rupee weakens from the Starting Spot Rate of 75 to the Ending Spot Rate of 300.

The Reference Currency Return is equal to -300.00%, which demonstrates that there is no limit on the downside for the Reference Currency Return, calculated as follows:

(75 – 300) / 75 = -300.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, the return would be -75.00%.

As Examples 3 and 4 above demonstrate, the magnifying effect on any depreciation of a Reference Currency relative to the Base Currency increases as the applicable Reference Currency Return decreases.

The hypothetical Starting Spot Rate, Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments —	PS-3
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below and assumes a Basket Adjustment Factor of 106.15%. The actual Basket Adjustment Factor will be provided in the pricing supplement and will not be less than 106.15%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
199.99999	99.99999% (1)	112.3000%
190.00000	90.00000%	101.6850%
180.00000	80.00000%	91.0700%
165.00000	65.00000%	75.1475%
150.00000	50.00000%	59.2250%
140.00000	40.00000%	48.6100%
130.00000	30.00000%	37.9950%
120.00000	20.00000%	27.3800%
110.00000	10.00000%	16.7650%
105.00000	5.00000%	11.4575%
101.00000	1.00000%	7.2115%
100.00000	0.00000%	6.1500%
99.99000	-0.01000%	6.1394%
94.20631	-5.79369%	0.0000%
90.00000	-10.00000%	-4.4650%
80.00000	-20.00000%	-15.0800%
70.00000	-30.00000%	-25.6950%
60.00000	-40.00000%	-36.3100%
50.00000	-50.00000%	-46.9250%
40.00000	-60.00000%	-57.5400%
30.00000	-70.00000%	-68.1550%
20.00000	-80.00000%	-78.7700%
10.00000	-90.00000%	-89.3850%
0.00000	-100.00000%	-100.0000%
-10.00000	-110.00000%	-100.0000% (2)

(1) Because each Reference Currency Return is subject to an embedded maximum of approximately 100%, the maximum Basket Return is less than 100%.

(2) The payment at maturity will not be less than $0.

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return is 5%, the investor receives a payment at maturity of $1,114.575 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + 5%) × 106.15% = $1,114.575

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 99.99. Although the Ending Basket Level of 99.99 is less than the Starting Basket Level of 100 and the Basket Return is
-0.01%, because of the positive effect of the Basket Adjustment Factor, the investor receives a payment at maturity of $1,061.394 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 - 0.01%) × 106.15% = $1,061.394

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 50. Because the Ending Basket Level of 50 is less than the Starting Basket Level of 100 and the Basket Return is -50%, the investor receives a payment at maturity of $530.75 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + -50%) × 106.15% = $530.75

JPMorgan Structured Investments —	PS-4
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-5
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?

The examples below illustrate hypothetical Basket Returns, assuming a range of performances for the Reference Currencies. The hypothetical Basket Returns set forth below assume Starting Spot Rates of 75.00, 14,508.00, 76.00, 8.10, 6.50, 48.00, 3,636.00, 5.50, 1.30 and 28.00 for the Indian rupee, the Indonesian rupiah, the Russian ruble, the Turkish lira, the offshore Chinese renminbi, the Philippine peso, the Colombian peso, the Brazilian real, the Singapore dollar and the New Taiwan dollar, respectively, relative to the U.S. dollar. The Basket Returns set forth below are for illustrative purposes only and may not be the actual Basket Returns applicable to the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Indian rupee	10%	75.00	60.00	20.00%
Indonesian rupiah	10%	14,508.00	13,057.20	10.00%
Russian ruble	10%	76.00	60.80	20.00%
Turkish lira	10%	8.10	7.29	10.00%
Offshore Chinese renminbi	10%	6.50	5.20	20.00%
Philippine peso	10%	48.00	43.20	10.00%
Colombian peso	10%	3,636.00	2,908.80	20.00%
Brazilian real	10%	5.50	4.95	10.00%
Singapore dollar	10%	1.30	1.04	20.00%
New Taiwan dollar	10%	28.00	25.20	10.00%
		Basket Return:		15.00%

In this example, each of the Reference Currencies appreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each Reference Currency relative to the U.S. dollar of 20%, 10%, 20%, 10%, 20%, 10%, 20%, 10%, 20% and 10%. Accordingly, the Basket Return is 15.00%.

Example 2

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Indian rupee	10%	75.00	90.00	-20.00%
Indonesian rupiah	10%	14,508.00	15,958.80	-10.00%
Russian ruble	10%	76.00	91.20	-20.00%
Turkish lira	10%	8.10	8.91	-10.00%
Offshore Chinese renminbi	10%	6.50	7.80	-20.00%
Philippine peso	10%	48.00	52.80	-10.00%
Colombian peso	10%	3,636.00	4,363.20	-20.00%
Brazilian real	10%	5.50	6.05	-10.00%
Singapore dollar	10%	1.30	1.56	-20.00%
New Taiwan dollar	10%	28.00	30.80	-10.00%
		Basket Return:		-15.00%

In this example, each of the Reference Currencies depreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each Reference Currency relative to the U.S. dollar of -20.00%, -10.00%, -20.00%, -10.00%, -20.00%, -10.00%, -20.00%, -10.00%, -20.00% and -10.00%. Accordingly, the Basket Return is -15.00%.

JPMorgan Structured Investments —	PS-6
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

Example 3

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Indian rupee	10%	75.00	0.75	99.00%
Indonesian rupiah	10%	14,508.00	188,604.00	-1,200.00%
Russian ruble	10%	76.00	0.76	99.00%
Turkish lira	10%	8.10	0.08	99.00%
Offshore Chinese renminbi	10%	6.50	0.07	99.00%
Philippine peso	10%	48.00	0.48	99.00%
Colombian peso	10%	3,636.00	36.36	99.00%
Brazilian real	10%	5.50	0.055	99.00%
Singapore dollar	10%	1.30	0.01	99.00%
New Taiwan dollar	10%	28.00	0.28	99.00%
		Basket Return:		-30.91%

In this example, the Indian rupee, the Russian ruble, the Turkish lira, the offshore Chinese renminbi, the Philippine peso, the Colombian peso, the Brazilian real, the Singapore dollar and the New Taiwan dollar each appreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each of those Reference Currencies of 99%, and the Indonesian rupiah depreciated in value relative to the U.S. dollar, resulting in a Reference Currency Return for the Indonesian rupiah of -1,200%. Accordingly, the Basket Return is -30.91%. This example demonstrates that (a) no Reference Currency Return will be greater than approximately 100% and (b) depreciation by one Reference Currency relative to the U.S. dollar can result in a loss of some or all of your principal amount at maturity, even when the other Reference Currencies appreciate significantly relative to the U.S. dollar.

JPMorgan Structured Investments —	PS-7
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

Selected Purchase Considerations

•	CAPPED INVESTMENT EXPOSURE TO THE PERFORMANCE OF THE BASKET — The notes provide capped exposure to the performance of the Basket, as increased by the Basket Adjustment Factor. Assuming a Basket Adjustment Factor of 106.15%, due to the embedded cap on each Reference Currency Return of approximately 100%, the return on the notes at maturity is effectively capped at approximately 112.30%. See “How Does the Reference Currency Return Formula Work?”, “Selected Risk Considerations — Risks Relating to the Notes Generally — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	EXPOSURE TO THE REFERENCE CURRENCIES VERSUS THE U.S. DOLLAR — The return on the notes is linked to the performance of a basket of currencies, which we refer to as the Reference Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Basket relative to the U.S. dollar, from the Starting Basket Level to the Ending Basket Level. The Basket derives its value from an equally weighted group of currencies consisting of the Indian rupee, the Indonesian rupiah, the Russian ruble, the Turkish lira, the offshore Chinese renminbi, the Philippine peso, the Colombian peso, the Brazilian real, the Singapore dollar and the New Taiwan dollar, each measured relative to the U.S. dollar. The Reference Currency Return with respect to each Reference Currency is effectively capped at approximately 100%, with no limit on the downside. See “How Does the Reference Currency Return Formula Work?”, “Selected Risk Considerations — Risks Relating to the Notes Generally — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 2-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Code. Ordinary foreign currency losses are potentially subject to certain reporting requirements. However, investors in certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available. If the Section 988 Election is available and you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as capital gain or loss, and as long-term capital gain or loss if you have held the note for more than one year at that time. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election, as well as the special reporting requirements that apply to foreign currency losses in excess of specified thresholds.

The IRS or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For instance, the notes could be treated as contingent payment debt instruments, in which case you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity, and no Section 988 Election would be available. In particular, in 2007 the IRS issued a revenue ruling holding that a financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in some respects from the instrument described in the revenue ruling. If the revenue ruling were applied to the notes, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these

JPMorgan Structured Investments —	PS-8
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar or any contracts related to the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement and below.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal. The amount payable at maturity, if any, will reflect the performance of the Basket, as increased by the Basket Adjustment Factor. Assuming a Basket Adjustment Factor of 106.15%, if the Ending Basket Level declines from the Starting Basket Level by more than approximately 5.79369%, you will lose some or all of your principal amount at maturity.
•	YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY — Because the Reference Currency Returns are expressed as the Starting Spot Rate minus the Ending Spot Rate, divided by the Starting Spot Rate, the Reference Currency Return with respect to each Reference Currency is effectively capped at approximately 100%, with no limit on the downside. As a result, the Basket Return is also effectively capped at approximately 100%. Assuming a Basket Adjustment Factor of 106.15%, due to the embedded cap on each Reference Currency Return, the return on the notes at maturity is effectively capped at approximately 112.30%.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Basket Adjustment Factor will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Basket Adjustment Factor.

JPMorgan Structured Investments —	PS-9
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” above.

JPMorgan Structured Investments —	PS-10
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Basket, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the exchange rates and the volatility of the exchange rates of the Reference Currencies relative to the U.S. dollar;
•	suspension or disruption of market trading in the Reference Currencies and the U.S. dollar;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Reference Currencies

•	THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCIES AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR — Each Reference Currency Return reflects the return of a Reference Currency relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Additional Key Terms — Reference Currency Return.” While each Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Additional Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of a Reference Currency relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of a Reference Currency relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollar into that Reference Currency at the Starting Spot Rate on the Pricing Date and then, on the Observation Date, converting back into U.S. dollar at the Ending Spot Rate. In this pricing supplement, we refer to the return of a Reference Currency relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Reference Currency Return formula, any appreciation of a Reference Currency relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of a Reference Currency relative to the U.S. dollar will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the Reference Currency Return increases. The magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected conversion returns. See “How Does the Reference Currency Return Formula Work?” in this pricing supplement for more information.

•	MOVEMENTS IN THE EXCHANGE RATES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY BE HIGHLY CORRELATED — Because the performance of the Basket is determined by the performances of the Reference Currencies relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to India, Indonesia, Russia, Turkey, China, the Philippines, Colombia, Brazil, Singapore and Taiwan (the “Reference Currency Countries”) and the United States. High correlation of movements in the exchange rates of the Reference Currencies relative to the U.S. dollar during periods of negative returns could have an adverse effect on your return on your investment at maturity. However, the movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may not be correlated. See the immediately following risk consideration for more information.
•	CHANGES IN THE VALUES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY OFFSET EACH OTHER — Changes in the values of the Reference Currencies relative to the U.S. dollar may not correlate with each other. At a time when one of the Reference Currencies appreciates relative to the U.S. dollar, one or more of the other Reference Currencies may depreciate relative to the U.S. dollar or may not appreciate as much. Therefore, in calculating the Ending Basket Level, appreciation by one of the Reference Currencies relative to the U.S. dollar may be moderated, or more than offset, by depreciation or lesser appreciation of the other Reference Currencies relative to the U.S. dollar. Because each Reference Currency Return is subject to an embedded maximum return of approximately 100%, with no limit on the downside, and because of the embedded variable decelerating upside leverage and the embedded variable downside leverage, depreciation by one Reference Currency relative to the U.S. dollar may result in a loss of some of all of your principal amount at maturity, even when the other Reference Currencies appreciate significantly relative to the U.S. dollar. See “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.
•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested directly in the

JPMorgan Structured Investments —	PS-11
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency Countries, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the Reference Currency Countries and the United States, and between each country or region and its major trading partners;
•	political, civil or military unrest in the Reference Currency Countries and the United States; and
•	the extent of governmental surplus or deficit in the Reference Currency Countries and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the Reference Currency Countries and the United States, and those of other countries important to international trade and finance.

•	THE VALUES OF FOUR OF THE REFERENCE CURRENCIES MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Indonesia, Russia, Colombia and Brazil, four of the Reference Currency Countries, depend heavily on the export of commodities and the values of the Indonesian rupiah, the Russian ruble, the Colombian peso and the Brazilian real have historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of those Reference Currencies and, therefore, the value of the notes.
•	GOVERNMENTAL INTERVENTION AND OTHER GOVERNMENTAL ACTIONS COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of the Reference Currency Countries and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. In addition, other governmental actions, such as sanctions, against the government issuing a Reference Currency could adversely affect the value of that Reference Currency relative to the U.S. dollar. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
•	BECAUSE THE REFERENCE CURRENCIES ARE EMERGING MARKETS CURRENCIES, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of an equally weighted Basket of ten emerging markets currencies relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to the Reference Currency Countries or their respective currencies, may increase volatility or adversely affect the Reference Currency Returns and the value of your notes.
•	THE NOTES ARE LINKED TO IN PART TO THE U.S. DOLLAR/“OFFSHORE” CHINESE RENMINBI EXCHANGE RATE AND NOT THE U.S. DOLLAR/“ONSHORE” CHINESE RENMINBI EXCHANGE RATE — The notes are linked to in part to the rate of exchange between the “offshore” Chinese renminbi (CNH) and the U.S. dollar (USD) that trades in the interbank market in Hong Kong and is currently only deliverable in Hong Kong. This rate is not the same as the rate of exchange between the “onshore” Chinese renminbi and the U.S. dollar that trades in, and is currently only deliverable in, China, excluding Hong Kong, Macau and Taiwan (CNY). The USD/CNH exchange rate has differed, and will likely continue to differ, from the USD/CNY exchange rate. Accordingly, the return on the notes may be less than the potential returns on a note with similar terms linked to CNY. In addition, historical data of CNH is available only since August 23, 2010; therefore, in comparison with CNY, less information about its performance is available to help you make your investment decision. Moreover, the offshore Chinese renminbi deliverable in Hong Kong has historically not been as liquid as the onshore Chinese renminbi deliverable in China, excluding Hong Kong, Macau and Taiwan. If the lesser liquidity of the offshore Chinese renminbi vis-a-vis the onshore Chinese renminbi continues, or if the CNH/USD exchange rate

JPMorgan Structured Investments —	PS-12
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

ceases to serve as a benchmark for the performance of the offshore Chinese renminbi deliverable in Hong Kong, your return on the notes may be adversely affected.

In addition, the “onshore” Chinese renminbi/U.S. dollar exchange rate is managed by the Chinese government and may also be influenced by political or economic developments in China or elsewhere and by macroeconomic factors and speculative actions. The People’s Bank of China, the monetary authority in China, sets the spot rate of the Chinese renminbi, and may also use a variety of techniques, such as intervention by its central bank or imposition of regulatory controls or taxes, to affect the USD/CNH exchange rate. From 1994 to 2005, the Chinese government used a managed floating exchange rate system, under which the People’s Bank of China allowed the “onshore” Chinese renminbi/U.S. dollar exchange rate to float within a very narrow band around the central exchange rate published daily by the People’s Bank of China. In July 2005, the People’s Bank of China revalued the renminbi by 2% and announced that in the future it would set the value of the renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. In addition, the People’s Bank of China announced that the reference basket of currencies used to set the value of the renminbi would be based on a daily poll of “onshore” market dealers and other undisclosed factors. Movements in the “onshore” Chinese renminbi/U.S. dollar exchange rate within the narrow band established by the People’s Bank of China result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies. However, in 2011, China adopted its 12th Five-Year Plan, which calls for continued economic reform and market-oriented policies. Inasmuch as these policies are accepted and carried out, the value of the Chinese renminbi could be affected. In the future, the Chinese government may also issue a new currency to replace its existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of the Chinese renminbi in ways that may be adverse to your interests. Further, the Chinese renminbi is not fully convertible into other currencies. The exchange rate is also influenced by political or economic developments in China, the United States or elsewhere and by macroeconomic factors and speculative actions.

While the inflow and outflow of renminbi in China has historically been tightly controlled by the People’s Bank of China, there have been signs in recent years of a nascent but fast growing offshore renminbi market, with foreign exchange reforms implemented in 2010 serving as the catalyst. These reforms allow the renminbi to move to Hong Kong from mainland China without restriction if it is for the purpose of international trade settlement (e.g., import payments). Once moved offshore, this renminbi is reclassified from “CNY” renminbi to so-called “CNH” renminbi, which has no mainland restriction as to its end-use if it remains offshore. However, the growth of the CNH market may be impeded as China still tightly regulates the “back flow” of CNH into the onshore mainland market, in part to protect domestic markets. This creates a separate currency market for onshore versus offshore renminbi with different levels of exchange rates driven by capital control measures, supply and demand and arbitrage opportunities. No assurance can be given with respect to any future changes in the policy of China dealing with offshore renminbi trading. To the extent that management of the renminbi by the People’s Bank of China has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government’s management of “onshore” Chinese renminbi/U.S. dollar exchange rate could result in significant movement in the value of the “offshore” Chinese renminbi/U.S. dollar exchange rate. China may regulate the “offshore” Chinese renminbi/U.S. dollar exchange rate, or the delivery of renminbi in Hong Kong, in a manner that is adverse to your interest in the notes. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in China and the United States, including capital control measures and economic and political developments in other countries.

•	EVEN THOUGH THE REFERENCE CURRENCIES AND THE U.S. Dollar TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rates and the Reference Currency Returns. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price

JPMorgan Structured Investments —	PS-13
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

JPMorgan Structured Investments —	PS-14
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

Historical Information

The following graph sets forth the historical performance of the Basket based on the weekly historical closing levels from January 8, 2016 through April 16, 2021, using the weekly historical conventional market quotations of the Reference Currencies relative to the U.S. dollar shown on Bloomberg Professional® service (“Bloomberg”) from January 8, 2016 through April 16, 2021. The graph of the historical Basket performance assumes that the closing level of the Basket on January 8, 2016 was 100 and the weights of the Reference Currencies were as specified under “Key Terms — Reference Currencies” in this pricing supplement on that date.

The ten graphs below show the historical weekly performance of each Reference Currency relative to the U.S. dollar based on the weekly historical conventional market quotations shown on Bloomberg from January 8, 2016 through April 16, 2021. The following table sets forth the Spot Rate of each Reference Currency on April 20, 2021. We obtained the Spot Rates below from Bloomberg, without independent verification.

Reference Currency	Spot Rate
Indian rupee (INR)	74.7296
Indonesian rupiah (IDR)	14,508
Russian ruble (RUB)	76.1661
Turkish lira (TRY)	8.10975
Offshore Chinese renminbi (CNH)	6.49855
Philippine peso (PHP)	48.301
Colombian peso (COP)	3,636.26
Brazilian real (BRL)	5.5266
Singapore dollar (SGD)	1.32865
New Taiwan dollar (TWD)	28.0830

The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the U.S. dollar.

JPMorgan Structured Investments —	PS-15
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

JPMorgan Structured Investments —	PS-16
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

JPMorgan Structured Investments —	PS-17
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

JPMorgan Structured Investments —	PS-18
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

The historical performance of the Basket and each Reference Currency relative to the U.S. dollar should not be taken as indications of future performance, and no assurance can be given as to the closing level of the Basket on the Observation Date or the Spot Rate of any of the Reference Currencies on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Basket will result in the return of any of your principal amount.

JPMorgan Structured Investments —	PS-19
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?”, “Hypothetical Examples of Amount Payable at Maturity” and “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Exposure to the Reference Currencies Versus the U.S. Dollar” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS-20
Return Notes Linked to the Performance of an Equally Weighted Basket of Ten Currencies Relative to the U.S. Dollar